Exhibit 99.1

Cabbacis Reports First Half 2026

Financial Results and Provides Corporate Update

Niagara Falls, New York – September 28, 2026 – Cabbacis (OTCQB: CABI), a U.S. federally-licensed tobacco-product manufacturer focused on risk-reduction products being developed under the iBLEND™ and X95™ brand names, today announced that it has filed its Semiannual Report on Form 1-SA for the six-month period ending June 30, 2026 with the U.S. Securities and Exchange Commission (the “SEC”).

First Half 2026 Financial Results and Company Highlights

●	The Company’s net loss in the first half of 2026 was $1,343,291, as compared to $735,560 in the first half of 2025, with the increase primarily reflecting higher non-cash, stock-based compensation expense. Basic and diluted earnings (loss) per common share were ($0.18), as compared to ($0.12) in the prior-year period. Cash used in operations was $726,729, as compared to $479,948 in the prior-year period. As a development company, Cabbacis had no revenue in the first half of 2026. The Company’s Semiannual Report can be accessed on the SEC’s website.

●	The Company has a clean balance sheet with only $61,220 of Total Liabilities.

●	Entered into an agreement for a study to assess how 70 adult smokers in Switzerland use iBLEND™ cigarettes in their everyday lives over a six-week period. The Company plans to commence an additional, larger iBLEND™ study in the United States as it prepares its iBLEND™ Premarket Tobacco Product Application (PMTA) for the Center for Tobacco Products of the U.S. Food and Drug Administration (FDA).

●	Moody Capital Solutions, Inc. has been engaged by Cabbacis as its sole, exclusive placement agent for its Regulation A (Tier 2) Offering to raise up to $7.5 million (3.75 million shares at $2.00 per share). Use of proceeds includes product development and commercialization expenses, including costs related to the Company’s upcoming FDA filings for its products, tobacco and hemp plantings, equipment purchases to support scale-up and general corporate purposes. To date, investors, including Company officers, have purchased approximately $1.7 million of the Offering.

●	Maintained a worldwide patent portfolio of 36 issued patents, including 8 U.S. patents, and various pending patent applications in countries that comprise nearly two-thirds of the world’s population. U.S. Patent Application No. 19/439,886 was recently allowed by the United States Patent and Trademark Office and the patent will issue in October and covers pods for vaporizers comprising conventional nicotine content tobacco and hemp.

●	Expanded the Company’s product portfolio with X95™, a very-low-nicotine cigarette brand made without hemp, and filed worldwide trademark applications for X95™ in the United States and more than a dozen international markets.

●	Formed Cabbacis Blends LLC, a wholly-owned subsidiary, to implement the final processing steps of the Company’s hemp blends for the Company’s products.

iBLEND™ predominantly contains very-low-nicotine tobacco with added hemp resulting in a cigarette with approximately 95 percent less nicotine than the average of U.S. brands. Hemp became legal nationwide in the United States under the 2018 Farm Bill and is not intoxicating since it contains equal to or less than 0.3% THC. Hemp strains with less than 0.3% THC (exceptionally low or undetectable levels) are available and are being utilized for the Company’s products.

Joseph Pandolfino, Founder and Chief Executive Officer of Cabbacis, stated, “During the first half of 2026, we continued to build the clinical and regulatory foundation for iBLEND™ while expanding our product portfolio with the development of our X95™ brand. X95™ will offer smokers another very-low-nicotine option and allows us to serve smokers in markets where tobacco products with hemp may not be permitted.

Our iBLEND™ actual-use study in Switzerland is expected to build on the very positive results of our previous iBLEND™ trial and the excellent results we have received from iBLEND™ focus group testing including that about half of smokers rated the taste of iBLEND™ as high or higher than their usual brand. We believe iBLEND™ has the potential to become a major player in the smoking harm-reduction movement within the $1 trillion global tobacco and nicotine market. Looking ahead, we remain focused on completing our study in Switzerland, commencing a larger study in the United States, advancing our filings with the FDA, and introducing our products into select international markets, which we anticipate commencing in the first half of 2027.”

To underscore the importance of Cabbacis’s products, about 48 million (19 percent) of U.S. adults use a tobacco product. This includes 32 million who use a combustible tobacco product (i.e., cigarettes and/or cigars) and 25 million who smoke cigarettes. Tobacco use is the leading cause of preventable disease and death in the United States, according to the U.S. Centers for Disease Control and Prevention. Worldwide, there are about 1.3 billion tobacco users, including 1 billion smokers, and tobacco use is the world’s leading cause of preventable death, according to the World Health Organization.

There is increasing demand for consumer-acceptable, alternative tobacco products, including those to help smokers smoke less, reduce their nicotine exposure and dependence, transition to less harmful products and/or quit tobacco altogether. Almost half of adult cigarette smokers attempt to quit each year, but less than 10 percent are successful.

About Cabbacis

Cabbacis (OTCQB: CABI) is focused on commercializing groundbreaking, patented risk-reduction tobacco products for the world’s one billion smokers. Led by its flagship iBLEND™ very-low-nicotine cigarettes and vaporizer pods in development, the Company is well positioned ahead of the proposed FDA rule to cap the nicotine content in all U.S. cigarettes. iBLEND™ predominantly contains very-low-nicotine tobacco combined with non-intoxicating hemp to assist in smoking or vaping less, reducing nicotine exposure and dependence, transitioning to less harmful, non-combustible tobacco products, and/or increasing quit attempts. The Company also plans to commercialize X95™, a very-low-nicotine tobacco cigarette without hemp, and separately, vaporizer pods containing hemp and conventional-nicotine content tobacco.

Cabbacis holds a global patent portfolio of 36 issued patents and various pending patent applications - primarily covering tobacco-hemp combinations in cigarettes and vaporizer pods - across key markets where approximately two-thirds of the world’s population resides, including the United States, Europe, China, Japan, India, Indonesia, Russia, the Philippines, South Korea, Australia, New Zealand, Canada, Mexico and Brazil.

To learn more, please visit cabbacis.com or follow us on LinkedIn or X.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of federal securities law. All statements other than statements of historical or current facts made in this document are forward-looking. We identify forward-looking statements in this document by using words or phrases such as “anticipate, “believe,” “consider,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intend,” “likely,” “may,” “objective,” “potential,” “plan,” “predict,” “project,” “seek,” “should,” “will” and similar words or phrases and their negatives. Forward-looking statements reflect our current expectations and are inherently uncertain. Actual outcomes or results could differ materially for a variety of reasons. Factors that could cause actual results to differ materially are described in “Risk Factors” in our Regulation A Offering Circular qualified by the SEC on November 24, 2025 and in our Annual Report on Form 1-K for the year ended December 31, 2025 filed with the SEC. We undertake no responsibility to publicly update or revise any forward-looking statement except as required by applicable law.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of that state or jurisdiction.

View source version on businesswire.com: https://www.businesswire.com/news/home/20260928450792/en/

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group – MZ North America

(949) 259-4987

CABI@mzgroup.us

www.mzgroup.us

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